THE YORK WATER COMPANY

130 East Market Street

York, Pennsylvania 17401

November 29, 2006

Via EDGAR and Facsimile

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Fieldsend, Esquire

Re:	The York Water Company

Registration Statement on Form S-3 (Filing No. 333-137932)

Dear Mr. Fieldsend:

As per your conversation with Benjamin R. Wills of Morgan, Lewis & Bockius LLP, in accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement of The York Water Company (the “Company”) so that it will become effective on Thursday, November 30, 2006, at 12:00 p.m. Eastern Time or as soon thereafter as practicable. Please call Benjamin R. Wills at 215-963-5541 to provide notice of effectiveness.

In connection therewith, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert the declaration of effectiveness or staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours, The York Water Company
By:	/s/ Kathleen M. Miller

Kathleen M. Miller Chief Financial Officer and Treasurer

cc:	Benjamin R. Wills